Exhibit 4.2

AMENDMENT TO AMENDED AND RESTATED
PREFERRED SHARE RIGHTS AGREEMENT

This Amendment to Amended and Restated Preferred Share Rights Agreement (this “Amendment”) is entered into as of this 19th day of January, 2007 by and between Cholestech Corporation, a California corporation (the “Company”), and Computershare Investor Services, LLC (the “Rights Agent”).

RECITALS

WHEREAS, the Company entered into a Preferred Share Rights Agreement dated January 22, 1997, as amended by the Amended and Restated Preferred Share Rights Agreement dated January 1, 2005 (the “Rights Agreement”) between the Company and the Rights Agent;

WHEREAS, on January 18, 2007, the Company’s Board of Directors approved (i) an amendment to Section 1(q) of the Rights Agreement extending Final Expiration Date (as defined in the Rights Agreement) from January 22, 2007 to January 22, 2017, (ii) an amendment to Section 7(b) of the Rights Agreement changing the exercise price of a Right to ninety-five dollars ($95.00) and, (iii) certain other changes clarifying the rights of the holders of Rights (as defined in the Rights Agreement);

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement) prior to the occurrence of a Distribution Date (as defined in the Rights Agreement), in any respect;

WHEREAS, the Distribution Date has not occurred; and

WHEREAS, Section 27 of the Rights Agreement further provides that the Rights Agent shall duly execute and deliver any supplement or amendment to the Rights Agreement requested by the Company, which satisfies the terms of Section 27.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the respective agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Rights Agent hereby agree as follows:

1.  Amendment to Section 1(f) of the Rights Agreement. Section 1(f) of the Rights Agreement shall be amended and restated in its entirety as follows:

“Close of Business” on any given date shall mean 5:00 P.M., Eastern time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Eastern time, on the next succeeding Business Day.

2.  Amendment to Section 1(k) of the Rights Agreement. Section 1(k) of the Rights Agreement shall be amended and restated in its entirety as follows:

“‘Distribution Date’ shall mean the earlier of (i) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Company’s Board of Directors) after the Shares Acquisition Date (or, if the tenth Business Day after the Shares Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Company’s Board of Directors) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if, assuming the successful consummation thereof, such Person would be an Acquiring Person.”

3.  Amendment to Section 1(q) of the Rights Agreement. Section 1(q) of the Rights Agreement shall be amended and restated in its entirety as follows:

“‘Final Expiration Date’ shall mean January 22, 2017.”

4.  Amendment to Section 2 of the Rights Agreement. Section 2 of the Rights Agreement shall be amended and restated in its entirety as follows:

“2.  Appointment of Rights Agent

The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, upon ten (10) days’ prior written notice to the Rights Agent.  The Rights Agent shall have no duty to supervise, and in no event be liable for, the acts or omissions of any such co-Rights Agent.”

5.  Amendment to Section 7(b) of the Rights Agreement. Section 7(b) of the Rights Agreement shall be amended in its entirety to read as follows:

“The Exercise Price for each one-thousandth of a Preferred Share issuable pursuant to the exercise of a Right shall initially be ninety-five dollars ($95.00), shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.”

6.  Amendment to Section 11(a)(ii) of the Rights Agreement. Section 11(a)(ii) of the Rights Agreement shall be amended and restated in its entirety as follows:

“Subject to Section 24 of this Agreement, in the event that a Triggering Event shall have occurred, then promptly following such Triggering Event each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive for each Right, upon exercise thereof in accordance with the terms of this Agreement and payment of the Exercise Price in effect immediately prior to the occurrence of the Triggering Event, in lieu of a number of one-thousandths (0.001) of a Preferred Share, such number of Common Shares of the Company as shall equal the quotient obtained by dividing (A) the product obtained by multiplying (1) the Exercise Price in effect immediately prior to the occurrence of the Triggering Event by (2) the number of one-thousandths (0.001) of a Preferred Share for which a Right was exercisable (or would have been exercisable if the Distribution Date had occurred) immediately prior to the first occurrence of a Triggering Event, by (B) fifty percent (50%) of the Current Per Share Market Price for Common Shares on the date of occurrence of the Triggering Event; provided, however, that the Exercise Price and the number of Common Shares of the Company so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(e) hereof to reflect any events occurring in respect of the Common Shares of the Company after the occurrence of the Triggering Event.

7.  Amendment to Section 21 of the Rights Agreement. Section 21 of the Rights Agreement shall be amended and restated in its entirety as follows:

“The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail.  In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company.  The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail.  If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be an entity organized and doing business under the  laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or shareholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million (provided that such requirement shall not apply to the initial Rights Agent).  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates.  Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

8.  Amendment to Form of Rights Certificate. The first sentence of the first paragraph of the Form of Rights Certificate attached as Exhibit B to the Rights Agreement is amended and restated to read in its entirety as follows:

“This certifies that                , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Rights Agreement dated as of January 5, 2005, (the “Rights Agreement”), between Cholestech Corporation, a California corporation (the “Company”), and Computershare Investor Services, LLC ( the  “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., California time, on January 22, 2017 at the office of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth (1/1,000) of a fully paid non-assessable share of Series A Participating Preferred Stock, no par value, (the  “Preferred Shares”), of the Company, at a Exercise Price of ninety-five dollars ($95.00) per one-thousandth of a Preferred Share (the “Exercise Price”), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed.  The number of Rights evidenced by this Rights Certificate (and the number of one-thousandths (0.001) of a Preferred Share which may be purchased upon exercise hereof) set forth above are the number and Exercise Price as of January 22, 1997 based on the Preferred Shares as constituted at such date.  As provided in the Rights Agreement, the Exercise Price and the number and kind of Preferred Shares or other securities which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events.”

9.  No Other Changes. The remainder of the Rights Agreement shall remain unchanged.

10.  Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of California and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

11.  Counterparts. This Amendment may be executed in counterparts, each of which shall be considered an original, and each of the counterparts when taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

CHOLESTECH CORPORATION

By:	/s/ John F. Glenn
Name:	John F. Glenn
Title:	Vice President of Finance, Chief Financial Officer, Treasurer and Secretary

COMPUTERSHARE INVESTOR SERVICES, LLC

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director